Exhibit 99.5

Management’s Discussion and Analysis

For the Year Ended June 30, 2024

Contact Information :
SolarBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@solarbankcorp.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of September 30, 2024 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the year ended June 30th, 2024. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

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Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company is a growing renewable energy sector focused company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Development of the Business

USA

The Company is focused on its key markets in New York, Maryland and California. In New York, the Company has three projects that reached Notice to Proceed (“NTP”) stage and construction started in November 2023. The Company reached Permission to Operate (“PTO”) for one project in New York in January 2024. The Company also expects to reach PTO for a 3.7 MW project, that the Company intends to retain ownership of, by early FY2025 and reach PTO for three projects, totalling 21 MW, in FY2025. Approximately 20 projects are under utility interconnection studies. In addition, the Company is working on site origination for potential community solar and utility scale solar projects.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed.

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Canada

The Company entered into an EPC agreement for the construction of three separate Battery Energy Storage System (“BESS”) projects in October 2023 in Ontario.

The Company commenced construction on a 1.4MW DC rooftop solar project in Alberta. In addition, two projects in Alberta and four projects in Nova Scotia are under utility interconnection studies and development work is ongoing.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

Acquisitions

The Company acquired control of two corporations, OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT,”), (the “OFIT Purchased Entities”) as a result of Share Purchase Agreements entered into on October 23, 2023 (the “OFIT SPAs”). The OFIT Purchased Entities hold solar projects located in Ontario with a combined capacity of 2.5 MW and have been operating since 2017. The transaction closed on November 1, 2023. The shares of the OFIT Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the OFIT SPAs, the Company acquired 49.9% ownership of OFIT RT and 49.9% ownership of OFIT GM. Based on the unanimous shareholder agreements and the Company’s ownership of all of the voting shares of the OFIT Purchased Entities, the Company controls the two entities.

The Company also acquired 100% interest in the US1 Project and VC1 Project on December 5, 2023, both located in New York (the “US1 & VC1 Projects)”. The Company previously held a 67% interest in the US1 & VC1 Projects and has now acquired the remaining 33% from the minority interest shareholder. The US1 & VC1 Projects have a combined installed capacity of 687.6 kW DC.

The Company acquired a development stage solar project located in the Town of Camillus, New York on a closed landfill. The Company intends to develop a 3.15 MW DC ground-mount solar power project on the site that will operate as a community solar project.

Recent Developments

Since the commencement of the quarter ended June 30, 2024, the Company achieved the following business objectives:

●	April 2024: The Company commenced trading on the Nasdaq Global Market at opening of Monday, April 8, 2024 under the symbol “SUUN”.

●	April 2024: The Company reached mechanical completion on the SB-1, SB-2 and SB-3 Community Solar Projects acquired by Honeywell International Inc. (“Honeywell”). The projects are being constructed under an EPC Contract with SolarBank. SolarBank also expects that it will retain an operations and maintenance contract for the projects following the completion of construction.

●	April 2024: The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta as a pilot project. This project received interconnection approval in December 2023, full permitting in March 2024, and is currently undergoing the process of engineering and final design. Construction is expected to be completed in the second fiscal quarter of FY2025.

●	April 2024: The Company partnered with TriMac Engineering of Sydney, Nova Scotia to develop a 10 MW DC community solar garden in the rural community of Enon, Nova Scotia, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “NS Projects”). The NS Projects are being developed under a Community Solar Program that was announced by the Government of Nova Scotia on March 1, 2024 and owned by AI Renewable Fund.

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●	May 2024: The Company announced that it has executed a lease agreement on a 29.6 acre site in Black Creek, New York. SolarBank intends to develop a 3.2 MW DC ground-mount solar power project on the site.

●	June 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project know as the Rice Road project on a site located in Bloomfield, New York.

●	June 2024: The Company announced that it has entered into a loan agreement with Seminole Financial Services, LLC for an initial US$2,600,000 construction to mini-perm loan that will be used to complete construction of the Geddes Project located in Upstate, New York.

●	July 2024: The Company closed its acquisition of Solar Flow-Through Funds Ltd. (“SFF”). This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

●	July 2024: The Company announced an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus.

●	July 2024: The Company advanced construction on the 1.4MW DC rooftop solar project in Alberta. Construction of the project is expected to be completed in November 2024.

●	August 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Oak Orchard project located in Clay, New York.

●	August 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project known as the East Bloomfield project located in East Bloomfield, New York.

●	September 2024: The Company announced that it intends to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner.

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Selected Annual Information

Comparative information for annual periods from June 30, 2022, 2023 and 2024 has been presented in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

Year ended June 30	2024 (Audited) ($)	2023 (Audited) ($)	2022 (Audited) ($)
Revenue	58,377,133	18,397,509	10,197,619
Revenue - EPC	54,066,468	15,577,210	9,791,511
Revenue – development	2,011,750	2,724,040	406,108
Revenue – IPP production	577,960	-	-
Revenue – O&M services	119,634	96,259	-
Revenue – Other services	1,601,321	-	-
Cost of goods sold	(46,698,437)	(13,860,309)	(8,231,476)
Net income (loss)	(3,577,144)	2,241,986	(188,393)
Net income (loss) per share	(0.13)	0.11	(0.01)
Total assets	39,225,861	24,969,537	9,194,537
Long-term debt	7,112,710	1,254,465	1,388,013
Dividends	-	-	-

The following discussion addresses the operating results and financial condition of the Company for the year ended June 30, 2024 compared with the year ended June 30, 2023.

Result of Operations

For the year ended June 30, 2024 as compared to the years ended June 30, 2023 and June 30, 2022.

Trend

In fiscal 2024, the Company continued to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will keep growing in the fiscal 2025 as three projects (total of 21MW) in the US sold to Honeywell are expected to reach PTO by end of FY2025. Total EPC contract value is US$41 million for the projects sold to Honeywell and the Company acts as EPC contractor for these projects. In addition, the Geddes Project (currently owned by the Company) finished construction and is expected to reach PTO in early FY2025.

The net loss for the year ended June 30, 2024 decreased by $5,819,130 compared to the net income for the year ended June 30, 2023 with $3,577,144 net loss recognized during fiscal year 2024 as compared to a net income of $2,241,986 for the fiscal year 2023. Gross profit margin decreased from 24.66% in FY2023 to 20.01% in FY2024 as a result of higher costs due to inflation and a larger percentage of revenue coming from EPC services which have a lower margin than development services. Total operating expenses were higher principally a result of increased in advertising and promotion costs as the Company increased its investor relations activities in connection with its listed on the Cboe Canada Exchange and the Nasdaq Global Market. Professional fees also increased as a result of the Company’s increased financing activities and M&A activities, principally the acquisition of SFF. Additional details regarding, revenues, expenses, assets and liabilities for the years ended June 30, 2023 and June 30, 2024 is set forth below.

The net loss for the year ended June 30, 2024 was $3,577,144 for a loss per share of $0.13. The net income for the year ended June 30, 2023 was $2,241,986 for an income per share of $0.11 based on 19,575,479 weighted average number of outstanding common shares versus loss of $188,393 for a loss per share of $0.01 based on 16,000,000 weighted average number of outstanding common shares for the year ended June 30, 2022. Total assets for the year ended June 30, 2024 were $39,225,861 compared to $24,969,537 for the year ended June 30, 2023 and $9,194,537 for the year ended June 30, 2022. The increase in assets in fiscal year 2024 was due to acquisition of OFIT GM and OFIT RT, and advancement in development asset of $7.8M Solar Alliance TE HoldCo in fiscal 2023. The increase in assets in fiscal year 2023 is primarily the result of significant progress made on the Manlius project, resulting in $7.4M of unbilled revenue, along with the purchase of a $6.55M GIC. Total liabilities for the year ended June 30, 2024 were $20,501,559 compared to $8,338,341 for the year ended June 30, 2023 and $4,753,922 for the year ended June 30, 2022. The increase in liabilities was due to a loan held by OFIT GM and OFIT RT and increase in unearned revenue.

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Key business highlights and projects updates in FY2024

● Existing projects

Name	Location	Size (MWdc/MWh)	Timeline	Milestone	Current Status
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It reached substantial completion in December 2022. The Company acquired 100% of the project in December 2023

VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022. The Company acquired 100% of the project in December 2023

Manlius	New York, USA	5.7	January 2024	Reach PTO (permission to operate)	EPC project. It reached PTO in January 2024

Geddes	New York, USA	3.7	Q3 FY2025	Reach PTO (permission to operate)	Construction started in September 2023. This is the largest project to date to be owned by the Company

Settling Basins - 1	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023

Settling Basins - 2	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023

Settling Basins - 3	New York, USA	7.0	Q4FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023

261 Township	Alberta, Canada	1.4	Q2FY2025	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. Engineering and procurement started in April 2024, and construction started in July 2024.

BESS	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q1FY2026	Reach PTO (permission to operate) and secure financing for construction.	EPC project. EPC agreement entered Oct. 3, 2023 for the construction of 3 separate BESS projects. The Company is working to secure financing for the construction of the projects.

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● Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost ($)	Cost Incurred ($)	Sources of Funding	Current Status
261 Township	Alberta, Canada	4.2	June 2024	NTP	800,000	155,697	Equity financing, working capital	Phase 1 construction started in July 2024.Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.

Hardie	New York, USA	7.0	December 2024	NTP	1,355,000	1,207,453	Equity financing, working capital	The project received interconnection approval and is in the final stage of permitting process.

6882 Rice Road (East Bloomfield)	New York, USA	5.2	December 2024	NTP	2,580,000	128,471	Equity financing, working capital	The project received interconnection approval and is in the final stage of permitting process.

SUNY	New York, USA	28.0	December 2025	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	170,975	Equity financing, working capital	The Company is preparing an interconnection request to New York Independent System Operator under the new cluster study rules. The interconnection window was open on August 1st, 2024. The company signed a lease agreement with the landowner in 2022. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs).

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NS Projects	Nova Scotia, Canada	31.0	December 2025	NTP	900,000	180,292.85	Equity financing, working capital	The company is preparing the application package for the Community Solar Program.

Black Creek	New York, USA	3.2	December 2025	NTP	700,000	24,188	Equity financing, working capital	The project is under interconnection study

Orleans Projects	New York, USA	30	December 2024	NTP	9,150,000	57,048	Equity financing, working capital	The project is under interconnection study.

Oak Orchard	New York, USA	7	June 2025	NTP	1,900,000	27,982	Equity financing, working capital	The project is under interconnection study.

Boyle	New York, USA	5.4	June 2025	NTP	1,150,000	14,567	Equity financing, working capital	The project is under interconnection study

Camillus	New York USA	3.15	September 2024	NTP	1,700,000	2,169,644	Equity financing, working capital	The project received interconnection approval and is in the final stage of permitting process.

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Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services.

	2024	2023	Change	Explanation
EPC services	54,066,468	15,577,210	38,489,258	Increase due to revenue earned from different project stages.
In FY2024, $6.5M earned from Manlius and $39.5M earned from Settling Basins projects.
				In FY2023, $6.0M earned from Richmond and Portland projects, $1.4M earned from US1&VC1, and $0.7M from SCA project.
Development fees	2,011,750	2,724,040	(712,290)	FY2024 relates to Settling Basins project. FY2023 relates to Manlius project
IPP Production	577,960	-	577,960	IPP production from US1 & VC1 acquired June 2023 and OFIT GM & OFIT RT acquired November 2023
O&M services	119,634	96,259	23,375	Increase due to additional IPP facilities acquired in FY2024.
Other services	1,601,321	-	1,601,321	In FY2024, $655k earned from Canadian Renewable Conservation Expenditure (“CRCE”) Solar Project in Q3 FY2024. $642k from repair and reinstallation projects started and completed in FY2024. $304k earned from development work on 8 landfill sites.
Total	58,377,133	18,397,509	39,979,624

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Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

	2024	2023	Change	Management Commentary
Cost of goods sold	(46,698,437)	(13,860,309)	(32,838,128)	Consistent with increase in revenue
Operating expense:
Advertising and promotion	(4,087,936)	(282,908)	(3,805,028)	Additional costs incurred in FY2024 relating to increased invest relations activities associated with Cboe Canada Exchange and Nasdaq Global Market listings.
Consulting fees	(1,540,866)	(1,473,715)	(67,151)	Increase due to additional consultants used in FY2024 as a result of increased business activities.
Depreciation	(78,937)	(49,209)	(29,728)	Increase related to increase in office lease as ROU in FY2024.
Insurance	(416,175)	(130,259)	(285,916)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the IPO
Listing fees	(724,080)	(101,505)	(622,575)	In FY2024, the Company listed on the Cboe Canada Exchange and Nasdaq Global Market
Office, rent and utilities	(645,512)	(330,600)	(314,912)	In FY2024, additional fees incurred for Cboe Canada Exchange and Nasdaq Global Market listing, and four development land leases.
Professional fees	(1,860,929)	(730,639)	(1,130,290)	Increase due to services in FY2024 relating to listing on Cboe Canada Exchange, Nasdaq Global Market and services for acquisitions/additional entities, principally the SFF acquisition. Increase in legal fee of $280k, accounting/audit fees of $463k, and other services of $352k.
Repairs and maintenance	(139,618)	(18,264)	(121,354)	In FY2024, $15k maintenance on new car, $41k office renovation and $69k maintenance on new IPP facilities
Salary and Wages	(1,279,651)	(920,879)	(358,772)	In FY2024, six additional employees were hired compared to FY2023. In FY2024, $120k bonus paid in Q3 and board remuneration in Q4
Stock based compensation	(860,379)	(2,946,850)	2,086,471	Decrease due to $1.8M advisory warrants and $188k Consultant RSU vested upon IPO in FY2023
Travel and events	(362,220)	(228,509)	(133,711)	More travel and seminars activities in FY2024.
Total operating expenses	(11,996,303)	(7,213,337)	(4,782,966)
Total Expenses	(58,694,740)	(21,073,646)	(37,621,094)

Other Income (Expense)

For the year ended June 30, 2024, the Company had other income of $5,012,818 compared to other income of $6,590,347 for the year ended June 30, 2023. Other income for the year ended June 30, 2024 consists mainly of bad debt recovery of $4,839,438, foreign exchange gain of $153,891 and other gain of $19,489. Other income for the year ended June 30, 2023 consists mainly of Pre-Construction Development Costs recovered from the Ontario Independent Electricity System Operators (“IESO”) of $6,338,640, allowance for doubtful accounts recovery of $212,227, foreign exchange gain of $13,189, CESIR refund of $31,060, and government subsidies of $2,808, offset by other expense of $14,949.

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Impairment Loss

The goodwill of OFIT GM and OFIT RT arising from acquisition on November 1, 2023 were assessed for impairment at year end. Based on the impairment test result, $3,232,969 (for OFIT GM) and $867,301 for OFIT RT) were recorded as impairment loss to the statement of income and loss on June 30, 2024.

Change in fair value

The decrease in fair value of $1,124,791 determined on March 31, 2024 relates to 702,820 SFF shares acquired prior to March 27, 2024. The Company entered a definitive agreement with SFF on March 20, 2024 to acquire all issued and outstanding common shares of SFF. Considering the possibility that the contingent portion of the acquisition may not be realized at its full value, the Company determined to book an impairment loss to reflect the contingent portion of the acquisition agreement. See point (4) under the Legal Matters and Contingent Assets section for more details on the agreement.

Fair value change on the derivative assets relating to the long-term loans in OFIT GM and OFIT RT of $99,832 and $37,269 respectively were expensed during the period.

Net Income

The net loss for the year ended June 30, 2024 was $3,577,144 for loss per share of $0.13 based on 27,040,189 weighted average number of outstanding common share versus a net income of $2,241,986 for an income per share of $0.11 based on 19,575,479 weighted average number of outstanding common shares for the comparative period. The principal reasons for the variation in net income are: (i) lower gross profit margins as a result of higher costs due to inflation and a larger percentage of revenue coming from EPC services which have a lower margin than development services; (ii) higher operating expenses, principally as a result of increased in advertising and promotion costs as the Company increased its investor relations activities in connection with its listed on the Cboe Canada Exchange and the Nasdaq Global Market, and higher professional fees as a result of the Company’s increased financing activities and M&A activities, principally the acquisition of SFF; and (iii) the impairment loss for the goodwill associated with OFIT GM and OFIT RT, which is non-recurring.

Total Assets

Total assets for the year ended June 30, 2024 were $39,225,861 compared to $24,969,537 in the comparative period. The increase in assets was due to an increase in inventory, fixed asset, development asset, intangible assets and investment, which was partially offset by a decrease in short-term investments, trade and other receivables, and unbilled revenue.

Total Liabilities

Total liabilities for the year ended June 30, 2024 were $20,501,560 compared to $8,338,341 in the comparative period. The increase in liabilities was due to an increase in unearned revenue, loan payable, tax payable, and long-term debt.

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Acquisition

Solar Alliance DevCo LLC

Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of the Company, has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 Projects). The US1 & VC1 Projects reached PTO (permission to operation) in December 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 CAD ($1,082,345 USD) when US1 & VC1 Projects reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo, a wholly-owned subsidiary of Solar Alliance, under the terms of a membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1 Projects) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed, were recorded at their estimated fair values at the acquisition date.

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of promissory note to its fair value as of the acquisition date. The impairment loss was recognized in profit and loss in the fiscal year ended June 30, 2023.

On December 4, 2023, ASP acquired the remaining 33% of Solar Alliance DevCo for $94,354 (USD $70,000). The 33% non-controlling interest was originally valued at $283,122 (USD $213,838) on acquisition date. Accordingly, a gain of $196,872 (USD $143,838) is added to equity as additional paid in capital for the year ended June 30, 2024.

OFIT GM Inc. and OFIT RT Inc.

The Company entered into the OFIT SPAs dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of $432,510 cash and 278,875 common shares (the “OFIT Consideration Shares”) of the Company (the “OFIT Transaction”). The corporations OFIT GM and OFIT RT (the “OFIT Purchased Entities”) have been operating the OFIT Projects since 2017. The transaction closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the OFIT SPAs, the Company acquired 49.9% ownership of OFIT RT where Whitesand First Nation owns the remaining shares of OFIT RT. The Company also acquired 49.9% ownership of OFIT GM where the Town of Kapuskasing owns the remaining shares of OFIT GM. The shares owned by the Town of Kapuskasing have no voting right, hence, the Company controls and consolidate the OFIT Purchased Entities. The acquisition is part of the Company’s continued growth of its independent power producer portfolio.

The acquisition of the OFIT Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date.

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The identified assets acquired and liabilities assumed have been determined provisionally and purchase price allocation has not yet been finalized. Changes in the assumptions used in the valuation of these assets may affect the fair value resulting in a reallocation of purchase price to or from the amount recognized for goodwill. Any changes in these amounts will also result in a change in the relevant deferred tax liabilities recognized on the fixed assets and intangibles. The Company expects to finalize its purchase price allocation by the first quarter of fiscal 2025.

The President & Chief Executive Officer and a director of the Company was indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

Discussion of Operations and Outlook

In addition to completed acquisitions and investments made this year, summarized below are the Company’s most significant projects under construction and under development.

Commercial and Industrial Solar Projects

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

261 Township

The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta, Canada as a pilot project for Fiera Real Estate. This project received interconnection approval in December 2023, full permitting in March 2024. Construction started in July 2024 and is expected to be completed in November 2024.

Community Solar Projects

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

Manlius

In June 2023, the Company entered an agreement to sell the Manlius project, a fully permitted community solar project in New York, to Solar Advocate Development LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$11.35 million. The project completed mechanical construction in September 2023 and reached PTO in January 2024.

Settling Basin

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects to retain an operations and maintenance contract for the SB projects following the completion of construction. In April 2024, the Company completed mechanical construction for the three projects. The next step is completion of final electrical work and acceptance testing. The projects are expected to reach PTO in 2025.

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Geddes

On October 2, 2023, the Company announced that it had commenced major construction on the Geddes project developed by the Company in Geddes, New York. The Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. Major construction of the Geddes project was completed prior to June 30, 2024. The COD is expected to be reached in the 2nd quarter of fiscal year 2025. The Company has entered into a loan agreement with Seminole Financial Services, LLC for an initial US$2,600,000 construction to mini-perm loan that was be used to complete construction of the Geddes Project.

Utility Solar Farms Projects

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production.

The Company is actively advancing its utility-scale solar farms pipeline of 800 MWdc in New York, Arizona, California, and Nevada in the US, and Nova Scotia in Canada in 2025.

Battery Energy Storage Systems (BESS) Projects

The Company won three BESS projects in 2023 for the Solar Flow-Through Fund (SFF) in June 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”), with a total contract value of approximately $38 million. The Projects are owned by SFF, two First Nations communities, and a third party developer in Ontario through holding companies. The BESS Projects are known as 903, OZ-1 and SFF 06 and are subject to the following agreements:

(i)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for 903 Project;

(ii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company for OZ-1 Project; and

(iii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for SFF 06 Project.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

The Company closed the acquisition of SFF in July 2024 and expects to bring the projects to NTP in the second quarter of FY2025. With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. The Company is in discussions with several project finance lenders but has not yet secured the necessary financing to complete the construction of the BESS Projects. In addition, the Company has not yet secured the final permits for the construction of the BESS Projects.

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Evlo Energy Storage Inc. (“Evlo”) is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining financing and permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to secure financing to make required payment to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams and that is discussed in this paragraph. For C&I end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar PV projects that totals approximately 1,142 MW and BESS projects that totals approximately 162 MW. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS	PV
Operational	32 MW	-	32 MW
Under Construction	85 MW	60 MW	25 MW
Advanced Development	140 MW	2 MW	138 MW
Development	1,079 MW	100 MW	979 MW
Total	1,336 MW	162 MW	1,174 MW

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

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Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against the town of Manlius, New York, over a solar panel project on town property that is being developed by SolarBank. The lawsuit was filed challenging the approval of the Manlius landfill. SolarBank is not named in the lawsuit; however, in cooperation with the town, SolarBank is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners having remaining appeal rights the timelines of which have not yet expired. The likelihood of success in these lawsuits cannot be reasonably predicted.

(2)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(3)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

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(4)	On March 20, 2024, the Company entered into a definitive agreement with Solar Flow-Through Funds Ltd. (“SFF”) to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction values SFF at up to $45 million but the consideration payable excludes the common shares of SFF currently held by the Company.

Under the terms of the SFF Transaction, the Company agreed to issue up to 5,859,567 common shares of the Company (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The SFF Transaction represents a 7% premium to a valuation report prepared by Evans & Evans, Inc. on SFF and its assets.

The consideration for the SFF Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares (Cdn$25.53 million) and a contingent payment representing up to an additional 2,283,929 SolarBank Shares ($16.31 million) that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario Independent Electricity System Operator (“IESO”) and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and the Company shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) Cdn$16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The acquisition of SFF closed on July 8, 2024. The SFF Transaction was a “significant acquisition” and the Company filed a Form 51-102F4 - Business Acquisition Report dated July 8, 2024 which is available on SEDAR+ and www.sedarplus.ca.

Summary of Quarterly Results

Description	Q4 June 30, 2024 ($)	Q3 March 31, 2024 ($)	Q2 December 31, 2023 ($)	Q1 September 30, 2023 ($)

Revenue	7,977,121	24,074,947	18,643,804	7,681,261
Income (Loss) for the period	(9,099,845)	3,499,241	(15,508)	2,038,968
Earning (Loss) per share (basic and diluted)	(0.34) (basic)	0.13 (basic) 0.09 (diluted)	(0.00) (basic)	0.08 (basic) 0.05 (diluted)

Description	Q4 June 30, 2023 ($)	Q3 March 31, 2023 ($)	Q2 December 31, 2022 ($)	Q1 September 30, 2022 ($)

Revenue	9,245,267	706,856	2,964,934	5,480,452
Income (Loss) for the period	(1,076,836)	3,064,872	89,468	164,482
Income (Loss) per share (basic and diluted)	(0.06) (basic)	0.11 (basic) 0.09 (diluted)	0.01	0.01

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development. However, generally the Company has seen increased revenues over the last four quarters as its greater access to capital following its March 2023 initial public offering has provided it with more resources to develop, construct, operate and/or own solar power projects. Revenues were lower in the four quarter of FY2024 due to decreased construction activity during the quarter, and the Company incurred a net loss primarily as a result of goodwill impairment loss, increased marketing and professional fees, and increase in income tax expense. Refer to “Results of Operations” for additional discussion.

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Results of operations for the three months ended June 30, 2024

During the fourth quarter of 2024, the Company generated $7,977,120 in revenue mainly from the Settling Basin projects in New York as a result of an EPC agreement being signed and construction started early FY2024.

The Company reported a comprehensive loss from operations for the three months ended June 30, 2024 of $8,949,983 as compared to $1,076,836 for the three months ended June 30, 2023

Reviews of the expenses during the three months ended June 30, 2024 as compared to the three months ended June 30, 2023 are as follows:

	2024	2023	Change	Management Commentary
Cost of goods sold	(6,567,476)	(6,964,696)	397,220	Consistent with increase in revenue
Operating expense:
Advertising and promotion	(730,228)	(196,576)	(533,652)	Additional costs incurred in FY2024 relating to increase visibility in investor marketing.
Consulting fees	(464,075)	(449,026)	(15,049)	No significant changes.
Depreciation	39,731	(13,024)	52,755	YTD reclass made to move IPP facilities depreciation expense to COS
Insurance	(199,165)	(43,080)	(156,085)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the IPO
Listing fees	(540,368)	(2,014)	(538,355)	In FY2024 Q4, the Company listed in Cobe and Nasdaq
Office, rent and utilities	(307,968)	(107,616)	(200,352)	Increase due to bad debt expense of $174k recorded in Q4 2024.
Professional fees	(989,231)	(336,492)	(652,739)	Increase due to services in FY2024 relating to listing on Nasdaq Global Market and services for acquisitions/additional entities. Increase in legal fee, accounting/audit fees, and other services.
Repairs and maintenance	(27,757)	(966)	(26,791)	In FY2024, additional maintenance incurred on new IPP facilities.
Salary and Wages	(412,332)	(344,026)	(68,306)	In FY2024, 3 new employees were hired in Q4
Stock based compensation	(101,872)	(325,399)	223,527	50% of employee stock options vested Nov 2023 thus FY24 expense only include the remaining 50% of non-vested options.
Travel and events	(137,966)	(94,585)	(43,381)	More travel and seminars activities in FY2024.
Total operating expenses	(3,871,234)	(1,912,804)	(1,958,430)
Total Expenses	(10,438,710)	(8,877,500)	(1,561,210)

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Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

As at	June 30, 2024 $	June 30, 2023 $
Cash	5,270,405	749,427
Working capital(1)	4,240,999	14,962,023
Total assets	39,225,861	24,969,537
Total liabilities	20,501,560	8,338,341
Shareholders’ equity	18,724,301	16,631,196

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

The Company is working on securing financing to support continuation of its operations and progression on a growing number of projects but it does not presently have sufficient working capital to continue operating for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

In addition. The Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

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The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For year ended	June 30, 2024 $	June 30, 2023 $
Net cash provided by (used in)
Operating activities	8,484,998	2,390,915
Investing activities	(4,660,926)	(8,394,680)
Financing activities	727,865	(5,807,364)
Increase (decrease) in cash, cash equivalents, and restricted cash	4,520,978	(182,550)

Cash flow from operating activities

The Company has positive cash flow of $8,436,153 from operating activities during the year ended June 30, 2024, while the Company generated $2,390,915 cash during the same period ended June 30, 2023. The Company generated cash of $1,337,005 from the operational activities and generated $7,147,993 for the change of working capital during the year ended June 30, 2024, while the Company generated cash of $6,473,783 from the operational activities and used $4,082,868 for the change of working capital for the same period ended June 30, 2023.

Cash flow from financing activities

The Company generated cash of $727,865 from financing activities during the year ended June 30, 2024, while the Company used $5,807,364 cash during the same period ended June 30, 2023. The cash generated in financing activities for the year ended June 30, 2024 was driven by short-term debt received of $1,251,565, issuance of common shares for net proceeds of $21,659, and proceeds from broker warrants exercised of $82,500. This was offset by cash used from repayment of a lease obligation of $148,724 and long-term debt of $479,135. The cash used in financing activities for the year ended June 30, 2023 was the result of net proceeds of $1,250,000 received from debenture financing completed in October 2022 and net proceed from the issuance of common shares of $5,611,802, offset by the repayment of short-term loans of $320,275, repayment of long-term loans of $111,111, repayment of a lease obligation of $29,392, and repayment of shareholder loan of $593,660.

Cash flow from investing activities

The Company used cash of $4,660,926 in investing activities during the year ended June 30, 2024, while the Company used $8,394,680 cash in investing activities during the same period ended June 30, 2023. The cash used for the year ended June 30, 2024 includes acquisition of property, plant and equipment of $42,908, cost incurred on development asset of $7,688,163, purchase of SFF partnership units of $2,465,000, and purchase of non-controlling interest of $94,354, offset by net cash of $11,155 received from acquisition and redemption of GIC of $5,630,000. The cash used in investing activities for the year ended June 30, 2023 was the result of cost incurred on development assets of $1,122,465, purchase of partnership units of $722,615, and purchase of short-term GIC of $6,550,000.

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Contractual Obligations

Below is a tabular disclosure of the Company’s contractual obligations as at June 30, 2024:

	Total	Less than one year	1-3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$4,827,398	$448,229	$925,426	$967,058	$2,486,685

Operating Lease Obligations	1,525,052	218,013	350,493	207,638	748,908

Loan Payable	1,309,844	1,309,844

Other Long-term Liabilities	431,140	431,140

Purchase Obligations	8,032,674	8,032,674	-	-	-

Accounts Payable and Accrued Liabilities	4,690,261	4,690,261	-	-	-

Total	$20,816,369	$15,130,161	$1,275,919	$1,174,696	$3,235,593

Capital Transactions

During the year ended June 30, 2024, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase 55,000 common shares at $0.75 per share.

ii.	In September, 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

iii.	The Company has entered into the OFIT SPAs dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued on November 1, 2023.

iv.	On April 15, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of June 30, 2024 and as of the date of this MD&A:

Security Description	June 30, 2024	Date of report

Common shares	27,191,075	30,821,707
Warrants	7,873,000	7,818,000
Stock options	2,759,000	2,759,000
Restricted share units	265,000	265,000

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The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	373,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,873,000
Weighted average exercise price			$0.38

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
10-Feb-2023	04-Nov-2027	$0.75	2,759,000
			2,759,000
Weighted average exercise price			$0.75

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Date granted	Vesting Date	Outstanding RSUs
4-Nov-2022	02-Aug-20	250,000
13-Mar-2023	12-Mar-2024	7,500
13-Mar-2023	12-Mar-2025	7,500
		265,000

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2024	June 30, 2023
Long-term debt -non-current portion	$4,379,169	759,259
Shareholder Equity	$18,724,302	16,631,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets.

No changes to capital management from the prior year.

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Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

As at June 30, 2024, included in trade and other payable was $124,125 (2023 - $63,754) due to directors and other members of key management personnel

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2024 and 2023 were as follows:

	2024	2023
Short-term employee benefits	$1,515,993	$1,533,393
Share-based compensation	486,571	440,362
Advisory warrants	-	448,156

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

The Company acquired control of OFIT GM and OFIT RT on November 1, 2023. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the OFIT Consideration Shares. As a result, the OFIT Transaction is considered a related party transaction.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2024.

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Changes in Accounting Policies

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2024.

IAS 1 – Presentation of Financial Statements

The IASB issued amendments to IAS 1 “Presentation of Financial Statements” on Classification of Liabilities as Current or Non-Current, which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”. Similar to existing requirements in IAS 1, the classification of liabilities is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement or will choose to settle early. The amendments also make clear that settlement includes transfers to the counterpart of cash, equity instruments, other assets or services that result in extinguishment of the liability.

The Company does not expect the adoption of these new amendments to have a significant impact as the amendments only affect the note disclosure of the financial statements.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. Investment in partnership units is carried at fair value using a Level 3 fair value measurement. Significant unoberservable inputs are used in discount cash flows method to determine the fair value of the investment in SFF shares. There were no transfers into or out of Level 3 during the year ended June 30, 2024.

The carrying amounts of trade and other receivables, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities, tax equity liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

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The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

Currency risk

The Company conducts business in Canada and United States and have subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

June 30, 2023	Revenue	% of Total Revenue
Customer A	$6,550,519	11%
Customer C	$41,800,175	72%

June 30, 2023	Revenue	% of Total Revenue
Customer A	$8,687,175	47%
Customer B	$5,924,196	32%

June 30, 2024	Account Receivable	% of Account Receivable
Customer E	$531,456	48%

June 30, 2023	Account Receivable	% of Account Receivable
Customer A	$8,584,998	76%
Customer D	$1,537,357	14%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM and OFIT RT, have a fixed rate which is achieved by entering into an interest rate swap agreement.

The Company held the Geddes Loan which is subject to interest rate risk due to the fact it is a variable rate subject to change. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $13,100.

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Subsequent Events

Other then as disclosed above in this MD&A there are no other significant subsequent events to note.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2024 and filed on SEDAR+ at www.sedarplus.ca.

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this MD&A, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

As at	June 30, 2024	June 30, 2023
	$	$
Current assets	17,629,849	22,045,899
Current liabilities	13,388,849	7,083,876
Working capital	4,241,000	14,962,023

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Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;

●	Finance costs;

●	Amortization and depletion;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Impairment loss;

●	Non-recurrent gain/loss

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities, income taxes, depreciation of property, plant and equipment, amortization of intangible asset, fair value gain on derivative contracts, unrealized foreign exchange, recovery of previously written-off receivables, impairment losses, and other non-recurrent activities. Other companies may calculate Adjusted EBITDA differently.

As at	June 30, 2024	June 30, 2023
	$	$
Net income (loss) per financial statements	(3,577,144)	2,241,986
Add:
Depreciation expense	78,937	49,209
Interest (income)/expense, net	(35,967)	(3,155)
Income tax and Deferred income tax expense	2,946,160	951,174
Listing Fee	724,080	101,505
Impairment expense	4,100,270	724,205
Fair value change (gain)/loss	1,261,892	-
Other (income)/expense	(5,012,818)	(6,590,347)

Adjusted EBITDA	485,410	(2,525,423)

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

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The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of June 30, 2024.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation management identified two significant deficiencies: (i) current staffing levels within the financial reporting team may not fully meet the demands required for timely and accurate financial reporting, and (ii) the need to establish a formalized review processes for large or complex transactions.

To address these deficiencies the Company intends to increase the size of its accounting and financial reporting teams to ensure sufficient resources are available to meet reporting requirements. In addition, management will engage third-party consultants, where necessary, to assist with the review of complex transactions and ensure compliance with IFRS. These actions are expected to strengthen the Company’s internal controls and enhance its financial reporting going forward.

The impact of these deficiencies were not material to the results in the Company’s financial statements and no material weakness was identified. The Company has made adjustments to its internal accounting procedures to ensure these deficiencies do not occur in future periods. As a result, despite the deficiency identified, based on its assessment, management believes that, as of June 30, 2024, the Company’s internal control over financial reporting is effective.

During the year ended June 30, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

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Forward-Looking Statements

This MD&A contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this MD&A are provided as of the date of this MD&A and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

This MD&A, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this MD&A, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this MD&A.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any securities offerings:

●	the Company’s discretion in the use of net proceeds from securities offerings;

●	the Company’s expectations regarding its revenue, expenses and operations;

●	industry trends and overall market growth;

●	the intentions, plans and future actions of the Company;

●	statements relating to the business and future activities of the Company;

●	intended or anticipated developments in the operations of the Company;

●	the Company’s growth strategies;

●	the Company’s anticipated cash needs and its needs for additional financing;

●	the Company’s intention to grow the business and its operations;

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●	expectations with respect to future costs;

●	the Company’s competitive position and the regulatory environment in which the Company operates;

●	the Company’s expected business objectives for the next 12 months;

●	the capacity and expected power generation from the Company’s development and IPP projects;

●	the expected impact of the acquisition of SFF on the Company’s operations, prospects, opportunities, financial condition, cash flow and overall strategy;

●	the Company’s expectations about its liquidity and sufficiency of working capital;

●	the expected energy production from the solar power projects mentioned in this MD&A;

●	the receipt of incentives for the projects;

●	the expected value of EPC Contracts;

●	details regarding the size and expected timing associated with the Company’s project development timeline; and

●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; (x) the realization of the anticipated benefits of the acquisition of SFF in the timeframe anticipated; and (xi) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	failure to realize the anticipated benefits of the acquisition of SFF in the timeframe anticipated, or at all;

●	potential unforeseen difficulties in integrating the SFF business into the Company’s systems and operations;

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●	the discovery of significant undisclosed costs or liabilities associated with the acquisition of SFF;

●	reliance on information provided by SFF and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, and uncertainty as to expected financial condition and economic performance following the completion of the acquisition of SFF;

●	the Company may be adversely affected by volatile solar and renewable power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;

●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;

●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

●	governments may revise, reduce or eliminate incentives and policy support schemes for solar, renewable and battery storage power, which could cause demand for the Company’s services to decline;

●	general global economic conditions may have an adverse impact on our operating performance and results of operations;

●	the Company’s project development and construction activities may not be successful;

●	developing and operating solar and renewable projects exposes the Company to various risks;

●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;

●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar and renewable power and battery storage products, solar projects and solar and renewable electricity;

●	the markets in which the Company competes are highly competitive and evolving quickly;

●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar and renewable power projects;

●	the Company’s quarterly operating results may fluctuate from period to period;

●	foreign exchange rate fluctuations;

●	risks related to the Company’s foreign private issuer status;

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●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;

●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;

●	the Company may incur substantial additional indebtedness in the future;

●	the Company is subject to risks from supply chain issues;

●	risks related to inflation;

●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;

●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;

●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;

●	compliance with environmental laws and regulations can be expensive;

●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;

●	the impact of any global pandemic on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;

●	the Company has limited insurance coverage;

●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;

●	the Company does not anticipate paying cash dividends;

●	the Company may become subject to litigation;

●	discretion of the Company on use of the net proceeds of any securities offerings;

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●	no guarantee on how the Company will use its available funds;

●	the Company is subject to additional regulatory burden resulting from its public listing on the Cboe Canada Exchange and Nasdaq Global Market;

●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;

●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;

●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and

●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Readers of this MD&A are cautioned that the foregoing lists of factors are not exhaustive and it would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights, that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors Our assumptions and estimates relating to the forward-looking information referred to above are updated, as required, in conjunction with filing our quarterly and annual MD&A,

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this MD&A.

Additional Information

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

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